07002475

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

BP 3/15

[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Boenning & Scattergood Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Tower Bridge 200 Barr Harbor Drive Suite 300
(No. and Street)

West Conshohocken (City) PA (State) 19428-2979 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. Ibach 610-832-5240
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 28 2007 WASH, D.C. 185 SECTION PROC

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald L. Ibach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boenning & Scattergood Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]

Signature

Principal Financial Officer

Title

[signature]

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BE[illegible]S, Notary Public
Abington Twp., M[illegible]gomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum Assessment in effect.

BOENNING & SCATTERGOOD INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2006

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
Boenning & Scattergood Inc.

We have audited the accompanying statement of financial condition of Boenning & Scattergood Inc. (the "Company") as of December 31, 2006 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boenning & Scattergood Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 15, 2007

Sanville & Company
Certified Public Accountants

BOENNING & SCATTERGOOD INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$	2,243,910
Deposit with clearing broker (Note 6)		150,389
Receivables:		
Clearing broker (Note 6)		1,353,664
Other		513,593
Securities owned, at value (Note 3)		13,246,931
Investment in investment advisor, at cost (Note 9)		804,996
Cash surrender value of life insurance		361,619
Furniture,equipment, and leasehold improvements, net (Note 4)		666,010
Goodwill (Note 14)		500,000
Deferred tax asset (Note 12)		1,003,355
Prepaid compensation		493,178
Prepaid taxes		264,608
Deposits and other prepaid expenses		317,897
Total assets	$	21,920,150

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, not yet purchased (Note 3)	$	821,112
Payable to clearing firm (Note 6)		4,364,099
Accounts payable and accrued expenses		6,510,008
Income taxes payable		-
Total liabilities		11,695,219
Commitments and contingent liabilities		
Stockholders' Equity:		
Common stock, $.0625 par value, authorized - 50,000 shares; issued - 4,063		254
Additional paid-in capital		2,026,267
Retained earnings		8,612,374
Treasury stock, at cost - 168 shares		(413,964)
Total stockholders' equity		10,224,931
Total liabilities and stockholders' equity	$	21,920,150

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Income
For the Year Ended December 31, 2006

REVENUE	
Commissions - exchange transactions	$ 1,688,835
Commissions - options	573,454
Commissions - over-the-counter and other	14,189,868
Underwriting and investment banking	6,116,787
Net inventory and investment gain	3,382,211
Dividends and interest	1,087,942
Other	2,633,610
Total revenue	29,672,707
EXPENSES	
Sales compensation and benefits	12,477,222
Other compensation and benefits	7,751,626
Communications and market data	1,712,070
Clearance and execution charges	2,176,189
Occupancy and equipment rental	1,524,792
Professional fees	481,284
General and administrative expense	1,679,902
Interest	393,021
Regulatory fees and expenses	164,464
Taxes, other than income	65,297
Total expenses	28,425,867
Income before income taxes	1,246,840
Provision for income taxes (Note 12)	432,073
Net income	$ 814,767

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock		Additional Paid-In	Retained	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
Balances at January 1, 2006	4,063	$ 254	$ 2,026,267	$ 7,797,607	55	$ (133,959)	$ 9,690,169
Net income for the year	-	-	-	814,767	-	-	814,767
Common stock issued	-	-	-	-	-	-	-
Purchase of common shares for treasury	-	-	-	-	113	(280,005)	(280,005)
Balances at December 31, 2006	4,063	$ 254	$ 2,026,267	$ 8,612,374	168	$ (413,964)	$ 10,224,931

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Changes in Subordinated Borrowings
December 31, 2006

Subordinated borrowings at January 1, 2006	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2006	$ -

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Cash Flows
December 31, 2006

Cash flows from operating activities:		
Net income	$	814,767
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		285,430
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Deposit with clearing broker		(100,389)
Receivables:		
Clearing broker		521,715
Other		(342,852)
Securities owned		(6,323,549)
Cash surrender value of life insurance		889,549
Deferred tax asset		81,177
Prepaid compensation		122,179
Prepaid taxes		(264,608)
Deposits and other prepaid expenses		(62,015)
Increase (decrease) in liabilities:		
Securities sold, not yet purchased		677,401
Payable to clearing broker		4,364,099
Accounts payable and accrued expenses		1,393,752
Income taxes payable		(241,996)
Net cash provided by operating activities		1,814,660
Cash flows from financing activities:		
Purchase of common stock for treasury		(280,005)
Net cash expended in financing activities		(280,005)
Cash flows from investing activities:		
Purchase of furniture and equipment		(459,741)
Net cash expended in investing activities		(459,741)
Net increase in cash		1,074,914
Cash and cash equivalents at beginning of year		1,168,996
Cash and cash equivalents at end of year	$	2,243,910
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	393,021
Income taxes	$	650,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Boenning & Scattergood Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is registered with the Pennsylvania Securities Commission as a broker dealer which permits the Company to offer investment advice as a broker dealer and is incorporated under the laws of the Commonwealth of Pennsylvania. The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities, corporate obligations, United States government obligations, and state and municipal obligations, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of short-term nature of the financial instruments, approximate current fair value.

Investment banking fees - Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred. Fees for investment banking services also include fees earned from providing merger and acquisition and financial restructuring advisory services. These fees are recorded when earned.

Concentration of Credit Risks - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation and Amortization – Furniture and equipment are stated at cost and depreciated over estimated useful lives, ranging from two to seven years using accelerated methods. Leasehold improvements are stated at cost and amortized over the term of the respective lease.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and Cash Equivalents - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income taxes - The Company provides for amounts of current and deferred taxes payable or refundable as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

3. SECURITIES OWNED AND SECURITES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
State and municipal obligations	$ 8,048,067	$ 547,585
Corporate stocks	2,641,006	250,230
Corporate obligations	2,557,858	23,297
	$ 13,246,931	$ 821,112

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are summarized as follows:

Furniture, equipment and leasehold improvements	$ 1,983,762
Less accumulated depreciation and amortization	(1,317,752)
	$ 666,010

Depreciation and amortization expense totalled $285,430 for the year ended December 31, 2006.

5. OPERATING LEASES

The Company leases office space and equipment for its main offices and sales offices under various operating lease agreements expiring in years 2006 through 2012. The Company also has licenses for market data information that expire in years 2006 through 2010.

Equipment lease expense, including market data licenses, and the annual aggregate office rental for the year ended December 31, 2006 was $566,608 and $801,318, respectively.

The following is a schedule by years of future minimum lease payments under operating leases:

Year	Offices	Equipment and Market Data
2007	$ 1,014,984	$ 472,303
2008	803,698	218,478
2009	79,670	53,503
2010	82,258	33,243
2011	83,292	-
Thereafter	78,246	-

6. DEPOSIT WITH AND RECEIVABLE FROM CLEARING BROKER

The Company maintains a clearing agreement with National Financial Services, LLC ("NFS"). Under the agreement the Company maintains a clearing deposit of $100,000. The Company carries its equity, corporate debt, U.S. government and municipal inventory with NFS. NFS will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to NFS at brokers' call rate, which was 7% at December 31, 2006. The Company also receives interest at brokers' call rate for any funds on deposit for the inventory balances.

The Company converted to NFS in November, 2006; prior to that it maintained a clearing agreement with First Clearing Corporation.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of section (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFS at December 31, 2006.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, futures commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management, trading and financing activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2006, the Company held no derivative financial instruments used for hedging purposes.

9. INVESTMENT IN INVESTMENT ADVISOR

The Company has invested $804,996 in Tower Bridge Advisors, Inc. ("TBA"), a registered investment advisor that provides investment advisory services to individuals and institutions. The Company owns a minority interest and it cannot exert any financial control over TBA. The Company carries the investment at the lower of cost or market. The Company tests impairment of the investment at least annually. Based upon the shareholder buy/sell formula and that TBA continues to grow at a rate commensurate with its business plan, the Company believes there is no impairment to this valuation at December 31, 2006.

10. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business the Company enters into underwriting commitments. There were no transactions open at December 31, 2006 relating to such underwriting commitments.

11. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 the Company had net capital and capital requirements of $4,326,712 and $509,000 (minimum), respectively. The Company's net capital ratio was 1.5 to 1.

12. INCOME TAXES

The Company recognizes deferred income tax assets relating to the future tax benefits of the Company's nonqualified deferred compensation plan. The Company does not recognize any valuation allowance on these deferred tax items.

	Deferred Tax Asset
Federal	$ 756,430
State	246,925
	$ 1,003,355

The current and deferred portions of the income tax expense (benefit) included in the statement of income are as follows:

	Current	Deferred	Total
Federal	$ 290,771	$ 61,199	$ 351,970
State	60,126	19,977	80,103
	$ 350,897	$ 81,176	$ 432,073

13. 401(K) SAVINGS AND PROFIT SHARING PLAN

Employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company made no contribution to the profit sharing component of the plan for the year ended December 31, 2006.

14. GOODWILL

There was no change in the carrying amount of goodwill for the year ended December 31, 2006. The balance remains at $500,000.

The FJM Department is tested at least annually for impairment. Based on the performance of the FJM Department as of December 31, 2006 and expected profits and cash flows for the next three years, there is no impairment to be recognized for the year ended December 31, 2006. The fair value of the FJM Department was estimated using the expected present value of future cash flows.

15. SUBSEQUENT EVENT

The shareholders of the Company have approved a reorganization plan whereby the shareholders exchanged their shares of common stock of the Company for an equal number of shares of common stock of Boenning & Scattergood Holdings, Inc. ("Holdings"). The Company became a wholly owned subsidiary of Holdings. Holdings also owns 65% of a newly formed registered investment advisor, Aqua Terra Asset Management LLC. The reorganization is expected to be tax free under the Internal Revenue Code and has been approved by the NASD. The effective date of the reorganization and share exchange was January 1, 2007.

As part of the reorganization the Company intends to sell and distribute certain assets to Holdings and Holdings would assume certain liabilities. It is expected that such transactions would increase the Company's net capital pursuant to the provisions of the SEC.

BOENNING & SCATTERGOOD INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	10,224,931
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		10,224,931
Deductions and/or charges:		
Non-allowable assets:		
Other receivables		348,352
Investment in investment advisor		804,996
Furniture,equipment, and leasehold improvements, net		666,010
Goodwill		500,000
Deferred tax asset		1,003,355
Prepaid compensation		493,178
Prepaid taxes		264,608
Deposits and other prepaid expenses		317,897
Total non-allowable assets		4,398,396
Other deductions:		
Unsecured customer accounts		21,749
Net Capital before haircuts on securities positions		5,804,786
Trading and investment securities:		
Exempted securities		424,479
Debt securities		549,015
Other securities		472,834
Other (money market)		31,746
Net Capital	$	4,326,712

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	6,510,008
Income taxes payable		-
Total aggregate indebtedness	$	6,510,008
Percentage of aggregate indebtedness to Net Capital		150%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

BOENNING & SCATTERGOOD INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $6,510,008)	$	434,001
Minimum dollar Net Capital requirement of reporting broker or dealer	$	509,000
Net Capital requirement	$	509,000
Excess Net Capital	$	3,817,712
Excess Net Capital at 1000%	$	3,675,711

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

BOENNING & SCATTERGOOD INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Boenning & Scattergood, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Boenning & Scattergood, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seawolle & Company
Certified Public Accountants

Abington, Pennsylvania
February 15, 2007

END